

Mail Stop 7010

May 30, 2007

Mr. Irit Eluz
Chief Financial Officer and Senior Vice
President Finance and Treasurer
Ampal-American Israel Corporation
111 Arlozorov Street
Tel Aviv, Israel 62098

      RE: Form 10-K for the Fiscal Year ended December 31, 2006
             Form 10-Q for the Fiscal Quarter March 31, 2007
             File No. 1-16583

Dear Mr. Eluz:

       We have reviewed your response letter dated May 24, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2006</u>

<u>Note 8 – Minority Interest, net, page 47</u>

1. We have reviewed your response to prior comment 9, which you have labeled as comment 10. Please address the following:

    *   Please provide us with quantitative and qualitative information to help us understand the appropriateness of the 19% volatility assumption used to value the warrants issued to Phoenix Insurance Company;
    *   Please tell how you derived the cash flows discount rate of 10% used to value the loan obtained from Phoenix Insurance Company, and provide us with your calculation and explanation of all relevant assumptions; and
    *   Provide us with an electronic version of your volatility assumptions.

<p style="text-align:center">*   *   *   *</p>

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief